MOL Plc.

20th December, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

~~MOL Magyar Olaj- es Gazipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

INVESTOR NEWS

20 December 2007

CEZ and MOL created strategic alliance focusing on gas-fired power generation

CEZ and MOL agreed today to set up a joint venture to leverage opportunities in a steadily growing electricity market in Central and South Eastern Europe to the strategic benefit of both parties. The two companies will have an equal equity interest and voting rights in the new business entity. Combined capacity to be installed by 2013 is 1760MW as a result of an investment of Eur 1.4 billion. The JV will focus on gas-fired power generation in Slovakia and Hungary first, with further possibilities to be considered in the near future, especially in Croatia and Slovenia

CEZ and MOL will create a joint venture in which each party will have 50% equity interest, equal voting rights and similar split of operational decision making. The JV will focus on gas-fired power generation in four countries of Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The first major investment is the planned construction of combined cycle gas turbine power plants (CCGTs) at the refineries of MOL group in Bratislava (Slovakia) and Százhalombatta (Hungary). In both locations the installed capacity will be 800 MW. In addition, in Bratislava, the current thermal plant will be modernized and its capacity increased to 160 MW. The expected investment in both projects will be approximately 1.4 billion EUR. As a part of the JV agreement MOL will contribute its current heat plants and all related infrastructure at both sites. The financing plan for the venture is still subject to discussion but is intended to utilize project financing to the maximum extent possible.

To strengthen the strategic alliance, CEZ will purchase 7,677,285 pieces of "A" series MOL shares (7 % stake) at HUF 30,000. Until the competition office approval on the JV is secured the purchase price will be placed on an escrow account. Following the completion of the share sale transaction, MOL will have 1,392,734 "A" series and 578 "C" series ordinary shares. At the same time CEZ sells to MOL an American call option with strike price 20,000 HUF. The option can be exercised within 3 years from the date of signing. CEZ receives upfront and annual option fee, which takes into account level of strike price and cost of capital.

The strategic alliance with MOL brings new growth platform and diversification to the CEZ Group generation fleet via natural gas as low-CO_2 fuel. Generation assets will be built in markets where CEZ has no asset presence so far (Slovakia, Hungary and potentially Slovenia and Croatia) and this strategic venture will therefore, in cooperation with MOL Group, significantly strengthen CEZ's leadership in the power sector of Central and South Eastern Europe.

This partnership with CEZ provides MOL significant synergies with a safer option to secure its own electricity supply. The agreement further enhances refinery efficiency, improves refinery complexity, strengthening MOL's best-in-class refinery pool in Europe and in the region. A joint optimization with power plant refinery site location and better electricity grid charges will lead to further CAPEX and OPEX savings and MOL will enjoy the benefits of cheaper dual-fuel steam market for co-generation and the possibility to create value from a linked gas and electricity trading capability. Without the CEZ-cooperation MOL would have to buy 60% of electricity and 15% steam from external sources.

From the beginning of this year, significant part of Central South Eastern Europe has an electric power balance shortage, and therefore is forced to import electricity. The supply-demand gap is expected to widen for the next decade and needed to be covered by construction of efficient power generation units. The joint market activity of the two regional leaders will bring both, stability and growth for CEZ and MOL.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END